Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: **02/07/2009**

To: All Canadian Securities Regulatory Authorities

**Subject: Alpha Gold Corp (Amendment)**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

| | |
|---|---|
| Meeting Type : | Annual General Meeting |
| Record Date for Notice of Meeting : | 10/07/2009 |
| Record Date for Voting (if applicable) : | 10/07/2009 |
| Meeting Date : | **28/08/2009 (Amended)** |
| Meeting Location (if available) : | 1500 - 1055 W Georgia St, Vancouver, BC, V6E 4N7 |

**Voting Security Details:**

| Description | CUSIP Number | ISIN |
|---|---|---|
| COMMON SHARES | 02073D109 | CA02073D1096 |

Sincerely,

**Computershare Trust Company of Canada /**
**Computershare Investor Services Inc.**

Agent for Alpha Gold Corp